UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2013

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Enters into Definitive Agreement

to Be Acquired by Atlas Copco Group

Edwards’ shareholders to receive consideration of up to $10.50 per share in cash

Transaction valued at up to approximately $1.6 billion including debt

Crawley, West Sussex, United Kingdom, August 19, 2013  Edwards Group Limited (NASDAQ: EVAC) (“Edwards”) a leading developer and manufacturer of sophisticated vacuum products, abatement systems and related value-added services, and Atlas Copco Group (NASDAQ OMX Stockholm: ATCO A, ATCO B) (“Atlas Copco”), the Sweden-based provider of industrial productivity solutions, today announced that the companies have entered into a definitive merger agreement in a transaction valued at up to approximately $1.6 billion, including the assumption of debt.

Under the terms of the merger agreement, a subsidiary of Atlas Copco will acquire Edwards for a per-share consideration of up to $10.50, which includes a fixed cash payment of $9.25 at closing and an additional payment of up to $1.25 per share post-closing, depending on Edwards’ achievement of 2013 revenue within the range of £587.5 million to £650 million and achievement of a related Adjusted EBITDA(1) target within the range of £113.9 million to £145 million.   The transaction is expected to close in the first quarter of 2014.

Depending on the amount of any additional payment, the merger consideration represents a premium of approximately 11% to 26% to Edwards’ 30 day average closing share price of $8.33 up to August 16, 2013, the last trading day prior to this announcement.  Edwards priced its initial public offering on The NASDAQ Global Select Market on May 10th 2012 at $8.00 per share.

Edwards’ shareholders representing approximately 84% of the current shares outstanding have entered into voting agreements with Atlas Copco to vote in favor of the merger, subject to the conditions set out in the voting agreements. Further, the Board of Directors of Edwards unanimously recommends the offer to all Edwards shareholders.

Edwards and Atlas Copco have a complementary businesses fit.  Both companies share a similar strategic direction, with growth focused on technology leadership and customer service. The benefits of greater scale will help accelerate Edwards’ growth strategy and provide more opportunities for Edwards’ employees. Upon completion of the transaction, a new Vacuum Solutions Division will be formed within the Atlas Copco Compressor Technique business area, with headquarters in Crawley, UK.

Jim Gentilcore, Chief Executive Officer of Edwards, said, “This strategically and financially compelling transaction provides the opportunity for our stockholders to receive an attractive premium for their shares.  On top of the cash payment at closing, analyst consensus for the full year and our strong start to the third quarter leads us to believe it is realistic for us to achieve the results that would deliver an additional cash payment towards the upper end of the range to our shareholders.”

Gentilcore continued, “This transaction also delivers many benefits for Edwards’ customers and employees.  The two companies share very similar strategic goals, strong brands and leading market positions.  The Edwards brand and reputation will benefit from the support, expertise and financial strength that Atlas Copco will bring.”

Ronnie Leten, President and CEO of Atlas Copco, said, “We recognize the strength of Edwards’ people and products as well as their excellence in technology and innovation. We are excited that this professional company will join our Group.”

The merger, which has been unanimously approved by the Boards of Directors of both companies, is subject to shareholder approval, antitrust clearance, and customary closing conditions.

Barclays and Lazard acted as financial advisors to Edwards on the transaction.  Legal advisors to Edwards are Davis Polk & Wardwell London LLP, Weil Gotshal & Manges LLP and Maples & Calder.

Analyst Conference Call

The Company will conduct a conference call today at 8:00 AM Eastern Time to discuss the transaction details.  The U.S. dial in number for the call is 877-246-9875 and the non-U.S. dial in number is 707-287-9353. The passcode is 34161991. A live webcast of the conference call will also be available on the investor relations page of the Company’s website at www.edwardsvacuum.com.

For those unable to participate in the conference call, a replay will be available for one week following the call. To access the replay, the U.S. dial in number is 855-859-2056 and the non-U.S. dial in number is 404-537-3406. The replay passcode is 34161991. A replay of the call will be available by webcast for an extended period of time at the Company’s website, at www.edwardsvacuum.com.

About Edwards

Edwards is a leading developer and manufacturer of sophisticated vacuum products, abatement systems and related value-added services. These are integral to manufacturing processes for semiconductors, flat panel displays, LEDs and solar cells; are used within an increasingly diverse range of industrial processes including power, glass and other coating applications, steel and other metallurgy, pharmaceutical and chemical; and for both scientific instruments and a wide range of R&D applications.

Edwards has over 3,200 full-time employees and 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

About Atlas Copco

Atlas Copco is an industrial group with world-leading positions in compressors, expanders and air treatment systems, construction and mining equipment, power tools and assembly systems. The company was founded in 1873, is based in Stockholm, Sweden, and has a global reach spanning more than 170 countries.

(1)For the reconciliation of Adjusted EBITDA to EBITDA, please see Edwards’ quarterly SEC filings or quarterly earnings presentation which can be found in the investor relations tab on its website, www.edwardsvacuum.com.

Contacts:

Investor Relations:

Ross Hawley

Head of Investor Relations

Edwards

+44 (0)1293 528844

investors@edwardsvacuum.com

Monica Gould

The Blueshirt Group

+1 212 871-3927

monica@blueshirtgroup.com

Cautionary Statement Concerning Forward-Looking Statements

This release includes forward-looking statements, beliefs or opinions, including statements with respect to the Company’s business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company’s control and all of which are based on management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts.   Such forward-looking statement are based on management’s current expectations, but are subject to a number of important factors, risks, uncertainties and assumptions that may cause the actual results to be materially different from those expectations reflected in such forward-looking statements, including but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the risk that a closing condition to the proposed merger may not be satisfied; the failure to receive, on a timely basis or otherwise, the required approvals by the Company’s shareholders and government or regulatory agencies; the ability of the Company to retain and hire key personnel and maintain relationship with customers, suppliers and other business partners pending the consummation of the proposed merger, factors affecting the amount of the additional payment component of the merger consideration; and other factors described in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.  The forward-looking statements are based on management’s current views and assumptions regarding future events and speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the securities laws.

Additional Information

In connection with the proposed transaction, the Company will furnish to the SEC a proxy statement and relevant documents concerning the proposed transaction relating to the solicitation of proxies to vote at a special meeting of shareholders to be called to approve the proposed transaction, which will include a detailed description of the merger arrangements and a copy of the merger agreement. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (sec.gov). You will also be able to obtain these documents, free of charge (when available) from the Company’s website, www.edwardsvacuum.com.

EVAC-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 19, 2013	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay

	Name:	ADAM RAMSAY

	Title:	GENERAL COUNSEL